SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Press Release of November 5, 2010 — Announcement of the publication of prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme.

Press Release of November 18, 2010 — Information pursuant to article 4 para 2 of Law 3401/2005 regarding the admission for Listing of Shares of the Company pursuant to Stock Option Plans for the company’s employees and for the employees of its affiliated companies.

Press Release of November 25, 2010 — Announcement of trading date of new ordinary shares resulting from exercise of stock options.

Press Release of December 2, 2010 — Announcement of Kar-Tess intended restructuring.

Press Release of December 7, 2010 — Announcement of completion of intended shareholder restructuring.

Press Release of December 10, 2010 — Announcement of new appointment to the Board of Directors.

Press Release of December 14, 2010 — Announcement of completion of the successful tender of the July 2011 Notes.

Press Release of December 14, 2010 — Announcement that Nigerian Bottling Company plc is considering a transaction to become a wholly-owned subsidiary of Coca-Cola Hellenic Bottling Company S.A.

Press Release of December 21, 2010 — Announcement of appointment of new Investor Relations Director.

Coca-Cola Hellenic Bottling Company S.A.

announces the publication of prospectus relating to the EUR 2,000,000,000

Euro Medium Term Note Programme

Athens, Greece — 05 November 2010 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 3 November 2010 relating to the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor.

The Base Prospectus approval relates to the ordinary course annual update of the €2,000,000,000 Euro Medium Term Note Programme and not to any issuance of notes thereunder.

To view the full text of the November 3 supplementary prospectus, please paste the following URL into the address bar of your browser:

http://www.coca-colahellenic.com/investorrelations/Debtholders/Fundingsources/

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

ENQUIRIES

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR

LISTING OF SHARES OF THE COMPANY PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S

EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece — 18 November 2010 - Coca-Cola Hellenic Bottling Company S.A.    (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in November of 2010 of stock options by employees of the Company and its affiliated companies, pursuant to stock option plans approved by the General Meetings of the Company. The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.             The offering was made to 74 employees of the Group (55 of which are former employees or employees of the Company’s foreign affiliates). Out of those employees, 12 persons (out of which 11 are former employees or employees of the Company’s foreign affiliates) exercised stock options by written notice to the Company’s Board of Directors. The offering was made with respect to an aggregate of 3,582,523 new ordinary shares of the Company, of a nominal value of EUR 0.50 each, out of which 169,648 options were actually exercised and an equal number of shares were issued.

2.             The total number of stock options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 16,881,611. Out of these options, 6,826,843 are currently in force (i.e. they have neither been exercised nor forfeited), of which 3,412,875 options have already vested and the others will vest in stages until March 17, 2020.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	14.68		9.79		8.29		20,100	166,629
2.	22.11.2001	13.12.2001	12.08		8.05		6.55		0	0.00
3.	22.11.2001	13.12.2001	14.53		9.69		8.19		76,300	624,897
4.	06.06.2003	23.06.2003	12.95		8.63		7.13		16,500	117,645
5.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		19,000	183,730
6.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		4,750	51,870
7.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		5,500	77,165
8.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0	0.00
9.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		15,000	207,750
10.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		12,498	215,090.58
11.	17.06.2005	13.12.2007	—		28.75	**	27.25		0	0.00
12.	17.06.2005	20.06.2008	—		24.54	**	23.04		0	0.00
13.	17.06.2005	11.12.2008	—		11.36	**	9.86		0	0.00
14.	18.06.2009	10.12.2009	—		—		16.54	***	0	0.00
15.	18.06.2009	18.3.2010	—		—		20.00	***	0	0.00
Total:									169,648	1,644,776.58

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting dated 16.10.2009 to return capital to it’s shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

4.             The payment of the share capital increase of the Company was completed on 1st November 2010 and was certified by virtue of a decision of the Company’s Board of Directors dated 2nd November 2010. The Ministry of Regional Development and Competitiveness proceeded, to the registration of the share capital increase and the certification of its payment with the Companies Registry (Decision number  K2-10351/16-11-2010).

5.             The share capital of the Company was increased by EUR 84,824 whereas the share premium account was increased by EUR 1,559,952.58. As a result, the share capital of the Company amounts to EUR 183,068,220 and is divided into 366,136,440 ordinary shares of a nominal value of EUR 0.50 each.

6.             The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Exchange.

The person responsible for the accuracy of the information related to the Stock Option Plan is Mrs. Sarah Robinson, Group Rewards Director, tel.: +30 210 61 83 175. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Fragoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com),as well as on the website of the Athens Exchange www.ase.gr. Further information may be obtained from Mr. Vassilis Fragoulis, Group Compensation and Benefits Manager, tel.: +30 210 61 83 312.

INQUIRIES:

Company contacts: Coca-Cola Hellenic Maria Livaniou Head of Shareowner Services	Tel: +30 210 61 83 106 email : maria.livaniou@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN Sarah Robinson Group Rewards Director	Tel: +30 210 61 83 175 email: sarah.robinson@cchellenic.com

Vassilis Fragoulis Group Compensation and Benefits Manager	Tel: +30 210 61 83 312 email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from exercise of stock options

Maroussi, Greece - 25 November 2010 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of 29 November 2010, a total of 169,648 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to €84,824 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €183,068,220 divided into 366,136,440 shares with a nominal value of €0.50 each.

The new 169,648 shares have been distributed to a total of 12 option holders as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	14.68		9.79		8.29		20,100	166,629
2.	22.11.2001	13.12.2001	12.08		8.05		6.55		0	0.00
3.	22.11.2001	13.12.2001	14.53		9.69		8.19		76,300	624,897
4.	06.06.2003	23.06.2003	12.95		8.63		7.13		16,500	117,645
5.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		19,000	183,730
6.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		4,750	51,870
7.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		5,500	77,165
8.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0	0.00
9.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		15,000	207,750
10.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		12,498	215,090.58
11.	17.06.2005	13.12.2007	—		28.75	**	27.25		0	0.00
12.	17.06.2005	20.06.2008	—		24.54	**	23.04		0	0.00
13.	17.06.2005	11.12.2008	—		11.36	**	9.86		0	0.00
14.	18.06.2009	10.12.2009	—		—		16.54	***	0	0.00
15.	18.06.2009	18.3.2010	—		—		20.00	***	0	0.00
Total:									169,648	1,644,776.58

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General meeting dated  16.10.2009 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on 2 November 2010, in accordance with the resolutions of the General Meetings listed above. The Ministry of Regional Development and Competitiveness approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcement no. K2-10351/16-11-2010.

The Board of Directors of the Athens Exchange approved on 24 November 2010 the commencement of trading of the 169,648 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 29 November 2010. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com, as well as on the website of the Athens Exchange www.ase.gr.

INQUIRIES:

Company contacts: Coca-Cola Hellenic Maria Livaniou Head of Shareowner Services	Tel: +30 210 61 83 106 email : maria.livaniou@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN Sarah Robinson Group Rewards Director	Tel: +30 210 61 83 175 email: sarah.robinson@cchellenic.com

Vassilis Fragoulis Group Compensation and Benefits Manager	Tel: +30 210 61 83 312 email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces Kar-Tess intended restructuring

Notification pursuant to Greek Law 3556/2007 and 3340/2005, HCMC Decisions 1/434/3.7.2005, 3/347/12.7.2005 and HCMC Circular No. 33

Athens, Greece — December 2, 2010 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announces according to laws 3556/2007 and 3340/2005, HCMC Decisions 1/434/3.7.2005, 3/347/12.7.2005 and HCMC Circular No. 33 that it has been informed by its shareholder Kar-Tess Holding, which is an entity having a close relation (in the meaning of the above HCMC Decisions and Circular) with Mr. G. David, Chairman of Coca-Cola Hellenic’s Board of Directors and Messrs. A. P. Leventis and Anastasios David, who are members of Coca-Cola Hellenic’s Board of Directors, that on November 30, 2010 Kar-Tess Holding transferred 22,453,254 Coca-Cola Hellenic shares and voting rights representing 6,13% of Coca-Cola Hellenic’s total number of shares and voting rights to 8 foreign subsidiaries that are wholly owned by Kar-Tess Holding. The total value of the transaction was Euro 441,206,441.10 (Euro 19.65 per share).

More specifically, Kar-Tess Holding has transferred to (i) its subsidiary under the trade name “Sammy LLC” 266,000 shares and voting rights, representing 0.07% of the total number of shares and voting rights of Coca-Cola Hellenic, (ii) its subsidiary under the trade name “Lucky 70 LLC” 5,122,781 shares and voting rights, representing 1.4% of the total number of shares and voting rights of Coca-Cola Hellenic, (iii) its subsidiary under the trade name “Zoe 20 LLC” 1,347,195  shares and voting rights, representing 0.36% of the total number of shares and voting rights of Coca-Cola Hellenic, (iv) its subsidiary under the trade name “Kooky LLC” 2,245,326 shares and voting rights, representing 0.61% of the total number of shares and voting rights of Coca-Cola Hellenic, (v) its subsidiary under the trade name “Utopia Business Company Ltd.” 5,388,781 shares and voting rights, representing 1.47% of the total number of shares and voting rights of Coca-Cola Hellenic, (vi) its subsidiary under the trade name “Harmonia Commercial S.A.” 1,347,195 shares and voting rights, representing 0.36% of the total number of shares and voting rights of Coca-Cola Hellenic, (vii) its subsidiary under the trade name “Ice Cold Holdings Limited” 5,388,781 shares and voting rights, representing 1.47% of the total number of shares and voting rights of Coca-Cola Hellenic and (viii) its subsidiary under the trade name “Red & White Holdings Limited” 1,347,195 shares and voting rights, representing 0.36% of the total number of shares and voting rights of Coca-Cola Hellenic.

These transactions are effected in connection with an intended shareholder restructuring, as a result of which, shares representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic will ultimately be transferred to entities or individuals who are either current shareholders or entities to be nominated by them.  None of the above will own individually more than 2% of Coca-Cola Hellenic’s outstanding shares and voting rights. Following completion of this restructuring, Kar-Tess Holding will hold 23.31% of Coca-Cola Hellenic’s outstanding shares and voting rights.

ENQUIRIES

Coca-Cola Hellenic	Tel: +30 210 618 3229
Melina Androutsopoulou	email : melina.androutsopoulou@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces completion of intended shareholder restructuring

Notification pursuant to Greek Law 3556/2007 and 3340/2005, HCMC Decisions 1/434/3.7.2005, 3/347/12.7.2005 and HCMC Circular No. 33

Athens, Greece — December 7, 2010 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announces that it has been informed by its shareholder Kar-Tess Holding, which is an entity having a close relation (within the meaning of the above HCMC Decisions and Circular) with Mr. G. David, Chairman of the Coca-Cola Hellenic Board of Directors and Messrs. A.P. Leventis and Anastasios David, who are members of the Coca-Cola Hellenic Board of Directors, and by Boval S.A., which is the parent company of Kar-Tess Holding that on December 6, 2010 the intended shareholder restructuring announced on December 2, 2010 has been completed.

More specifically, Kar-Tess Holding transferred on December 6, 2010, 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6,13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its wholly owned subsidiaries under the trade names “Sammy LLC”, “Lucky 70 LLC”, “Zoe 20 LLC”, “Kooky LLC”, “Utopia Business Company Ltd.”, “Harmonia Commercial S.A.”, “Ice Cold Holdings Limited” and “Red & White Holdings Limited” to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.  The total value of the transaction was Euro 441,206,441.10 (Euro 19,65 per share). Following this restructuring, Kar-Tess Holding holds 23,31% of the outstanding shares and voting rights of Coca-Cola Hellenic.

This transaction was notified to Coca-Cola Hellenic by Kar-Tess Holding and Boval S.A. according to laws 3556/2007 and 3340/2005, HCMC Decisions 1/434/3.7.2005, 3/347/12.7.2005 and HCMC Circular No. 33.

ENQUIRIES

Coca-Cola Hellenic	Tel: +30 210 618 3229
Melina Androutsopoulou	email : melina.androutsopoulou@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces new appointment to its Board of Directors

Athens, Greece — 10 December 2010 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announced today that its Board of Directors has appointed Mr John Hunter as a member of the Board of Directors of Coca-Cola Hellenic. Mr Hunter will succeed Mr Alexander B. Cummings, who retired from the Company’s Board of Directors on December 9, 2010. The Company expressed its gratitude to Mr. Cummings for his services as a non-executive member of Coca-Cola Hellenic’s Board of Directors for the past four years and as a member of the Group’s Human Resources and Social Responsibility Committees. The Board of Directors has also appointed Mr Hunter to succeed Mr Cummings as a member of the Human Resources and Social Responsibility Committees of Coca-Cola Hellenic.

Mr Hunter started his career with Coca-Cola in 1967. He held positions of increasing responsibility in Hong Kong, Australia, Japan and Atlanta where he was named President of Coca-Cola International in 1991, a position he held until his retirement in 1996. Mr Hunter has served on the board of directors of Coca-Cola Amatil, Coca-Cola Bottlers Philippines Inc., Coca-Cola Ltd, Coca-Cola Bottling Company of New York and Coca-Cola Beverages plc. The latter merged with Coca-Cola Hellenic in 2000. From 1998 to 2000 Mr Hunter was Chairman of Seagram Spirits and Wine Group and from October 2008 through April 2010 he served as a member of the Board of Directors of Coca-Cola Enterprises.

ENQUIRIES

Melina Androutsopoulou	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic announces the completion of the successful tender of the July 2011 Notes

Athens, Greece - December 14, 2010 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic” or the “Company”, together with its consolidated subsidiaries, the “Group”) announced on November 29, 2010 a cash tender offer by Coca-Cola HBC Finance B.V. (the “Issuer”) for the repurchase of its existing EUR 500,000,000 4.375% Fixed Rate Notes due 2011 (“the Notes”) issued by the Issuer and guaranteed by the Company and Coca-Cola HBC Finance plc (the “Invitation”). The purpose of the Invitation was to lower the Group’s interest expense and improve its debt profile.

The Company is pleased to announce that the Issuer has accepted for purchase an aggregate principal amount of Notes equal to €198,853,000 and that settlement of the Invitation will take place today, December 14, 2010.

Settlement of the Invitation will be financed by the Group’s existing cash balances.

ENQUIRIES

Eleni Tsigka Treasury Finance Manager	0030 210 618 3222 e-mail: eleni.tsigka@cchellenic.com

Bart Jansen Director of Treasury & Risk Management	0030 210 618 3123 e-mail: bart.jansen@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A. announces that Nigerian Bottling Company plc is considering a transaction to become a wholly-owned subsidiary of Coca-Cola Hellenic Bottling Company S.A.

Athens, Greece — 14 December 2010 - Coca-Cola Hellenic Bottling Company S.A. (the “Company, “Coca-Cola Hellenic”) announced that the Board of Directors of Nigerian Bottling Company plc (“NBC”) is considering a Scheme of Arrangement (the “Transaction”) between NBC and its shareholders.

The proposed Transaction involves the cancellation of part of the share capital of NBC, such that it would become a wholly-owned subsidiary of its majority shareholder, Coca-Cola Hellenic. Coca-Cola Hellenic currently owns 66.4% of the total share capital of NBC.

The terms of the Transaction are subject to final approval by the Board of Directors of NBC and the approval by a general meeting of shareholders of NBC. If approved, the Transaction is expected to be completed during the second quarter of 2011, at which time NBC would also be de-listed from the Nigerian Stock Exchange.

The value of the proposed Transaction is approximately EUR 94 million. The proposed Transaction will result in cost savings, reduce complexity and allow NBC to fully leverage the financial strength and resources of its parent company.

ENQUIRIES

Coca-Cola Hellenic Melina Androutsopoulou	Tel: +30 210 618 3229 email : melina.androutsopoulou@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces appointment of new Investor Relations Director

Athens, Greece — 21 December 2010 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, the Company) announced today the appointment of Oya Gur as Investor Relations Director.

Her appointment will take effect from 10 January 2011, reporting directly to Robert Murray, Chief Financial Officer. Oya will be supported by Panayiotis Vergis, Investor Relations Manager, Maria Livaniou Head of Shareowner Services, and Voula Konsta Shareowner Services.

Mrs Gur was previously employed by TİRYAKİ AGRO where she held the position of Chief Financial Officer. From 1996 to 2009 Mrs Gur held the position of Group Investor Relations & Treasury Director of Coca-Cola Icecek, a key bottler of The Coca-Cola Company based in Istanbul and operating in 10 countries.

Mrs Gur began her career with Turk Sakura Bank in 1989 where she worked for four years as an Account Officer. From 1993 to 1996 she was Finance Manager at Total Oil Turkiye a French/Turkish joint venture in oil distribution.

Rob Murray, Chief Financial Officer of Coca-Cola Hellenic, said “I am delighted to welcome Oya to Coca-Cola Hellenic.  Oya has extensive experience in Investor Relations and a deep knowledge of both the beverage business and the Coca-Cola system. I look forward to working with Oya to further strengthen our Investor Relations function.”

Mrs Gur is a Turkish national and holds a Masters in Banking & Finance from the Universtity of Wales, (UK) and a Bachelor of Science in Economics from Bosphorus University (Turkey).

ENQUIRIES

Coca-Cola Hellenic Melina Androutsopoulou	Tel: +30 210 618 3229 email : melina.androutsopoulou@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: December 28, 2010